Exhibit 21.1

Name	Jurisdiction of Organization	Nature
North Water Investment Group Holdings Limited	BVI	Holding Company
Mango Financial Limited	Hong Kong	Operating Company
Mango Financial OFC	Hong Kong	Operating Company
Mango Fiduciary Limited	Hong Kong	Operating Company